    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    JUNE 25, 1999

WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from May 29, 1999 to June 25, 1999 for World Monitor Trust--Series C (the 'Trust'). The net asset value of an interest as of June 25, 1999 was $110.34, a decrease of 0.76% from the May 28, 1999 value of $111.19. The 1999 calendar year-to-date return for the Trust was an increase of 5.87% as of June 25, 1999. Additionally, the return for the quarterly period from March 27, 1999 to June 25, 1999 was an increase of 3.40%.

Quarterly Market Overview

In the United States, as economic indicators strengthened and the Federal Reserve Bank announced they would raise interest rates, the U.S. dollar rose against most major currencies, especially European which were spurred by deteriorating confidence in the Euro. Throughout the second quarter, several issues weighed on world markets including significant price declines in global long-term interest bonds, the U.S. Federal Reserve's tightening of monetary policy and an increased supply of corporate debt. Furthermore, as the U.S. economy generated strength, investors feared possible inflation. U.S. bond prices fell, followed by European bonds which were depressed by rumors regarding Italy's retreat from the European Economic Union. Global stock markets recorded gains over the quarter, supported by solid corporate earnings and improved economies (especially Asian). In the commodity markets, the energy sector rallied as OPEC announced production cuts and lower inventories in oil and gasoline. A consistent tone prevailed in the agricultural and soft commodity markets as favorable seasonal growing conditions continued to weigh on prices.

Quarterly Performance of Series C

The Trust captured currency sector gains, particularly in Euro, Swiss franc, and British pound positions. Deteriorating confidence in the Euro and Italy's possible retraction from the European Economic Union caused the Euro to fall in value towards the end of the quarter. The Swiss franc also fell against the U.S. dollar after losing its safe haven attraction as the war in Kosovo ended and as the Federal Reserve Bank increased interest rates. In June, the British pound surpassed a 22-month low versus the U.S. dollar. The Bank of England lowered their interest rate indicating there would be further cuts in the near future.

In the financial sector, gains were experienced in the Eurodollar and London 3-month bond. U.S. interest rate levels rose in June as strong consumer demand and an improving manufacturing sector caused economic growth to exceed most market expectations. As the U.S. equity and fixed income markets rose, the European markets followed suit.

Profits were recorded in the energy sector from long positions in light crude, natural gas and unleaded gas. Crude oil prices rallied as extremely hot U.S. weather drove utility demand during June. The rally continued following statements by oil ministers from Saudi Arabia and Mexico regarding the high degree of compliance with the current OPEC production cuts. Additionally, natural gas products experienced low quarterly inventories.

Losses were incurred in the metal sector. Base metals rallied sharply following announcements that two major companies would significantly cut copper output. If carried out, the estimated production cuts would almost eliminate the estimated global copper supply surplus.

The estimated net asset value per interest as of July 29, 1999 was $111.03. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Joseph A. Filicetti
          -------------------------
          Joseph A. Filicetti
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
------------------------------------------------------
For the period from May 29, 1999 to
  June 25, 1999
Revenues:
Realized gain on commodity
  transactions..........................   $   886,472
Change in unrealized commodity
  positions.............................    (1,012,365)
Interest income.........................        65,578
                                           -----------
                                               (60,315)
                                           -----------
Expenses:
Commissions.............................       100,653
Management fee..........................        26,093
Incentive fee...........................       (58,103)
                                           -----------
                                                68,643
                                           -----------
Net loss................................   $  (128,958)
                                           -----------
                                           -----------

STATEMENT OF CHANGES IN NET ASSET VALUE
-------------------------------------------------------
For the period from May 29, 1999 to
  June 25, 1999
                                                  Per
                                     Total      Interest
                                  -----------   -------
Net asset value at beginning
  of period (149,871.726
  interests)....................  $16,663,885   $111.19
Contributions...................      706,674
Net loss........................     (128,958)
Redemptions.....................     (191,953)
                                  -----------
Net asset value at end of
  period (154,517.780
  interests)....................  $17,049,648    110.34
                                  -----------   -------
                                  -----------
Change in net asset
  value per interest.........................   $ (0.85)
                                                -------
                                                -------
Percentage change............................     (0.76)%
                                                -------
                                                -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: /s/ Barbara J. Brooks
                                 --------------------
                                 Barbara J. Brooks
                                 Chief Financial Officer